UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-36187

EVOGENE LTD.

(Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot

7638517, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

CONTENTS

On September 4, 2026, Evogene Ltd., or the Company, held an annual general meeting of its shareholders, or the Meeting, at its offices. A quorum was present at the Meeting. At the Meeting, shareholders voted on the proposals detailed in the Company’s proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on July 31, 2026.

At the Meeting, Proposals Nos. 1(a) and 2-4 were approved by the requisite vote of the Company’s shareholders. Effective as of the end of the Meeting, the Company’s board of directors is comprised of (a) Mr. Nir Nimrodi, (b) Dr. Adrian Percy, (c) Mr. Leon Y. Recanati, (d) Mr. Dan Falk, (e) Dr. Yael Margolin, (f) Mr. Yoshinori Oikawa, and (g) Mr. Ofer Haviv, the Company’s CEO and President.

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is incorporated by reference in the registration statements on Form F-3 (Securities and Exchange Commission File No.’s 333-277565 and 333-294650), and Form S-8 (SEC File No.’s 333-193788, 333-201443, 333-203856, 333-259215, 333-286197 and 333-294648) of the Company, and will be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2026	EVOGENE LTD. (Registrant) By: /s/ Ofer Haviv —————————————— Ofer Haviv Chief Financial Officer